Sub-License Agreement

This Sub-license Agreement (the “Sub-license Agreement”), dated as of December 3, 2024, is made by and among First Trust Exchange-Traded Fund VI, on behalf of its series, First Trust SMID Growth Strength ETF (the “Sublicensee”) and First Trust Portfolios L.P. (“First Trust” or “Sublicensor”).

W I T N E S S E T H :

WHEREAS, pursuant to the Amended and Restated License Agreement dated April 14, 2020, by and between Nasdaq, Inc. (“Index Provider”) and First Trust (“License Agreement”), as amended, Index Provider has granted First Trust a license to use certain indexes, copyright, trademark and proprietary rights and trade secrets of Index Provider (as further described in the License Agreement, the “Index Provider Enhanced Indexes and the Index Provider Marks”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Products”);

WHEREAS, Sublicensee wishes to issue, sell, market and/or promote the Products and to use and refer to the Index Provider Enhanced Indexes and the Index Provider Marks in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.       License. Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Index Provider Enhanced Indexes and the Index Provider Marks in connection with the issuance, distribution, marketing and/or promotion of the Products (as modified by Appendix A hereto, if applicable).

2.       The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on First Trust.

3.       Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as principal, and may be enforced by the Index Provider, and shall be unaffected by any defense or claim that First Trust may have against Index Provider.

4.        It is the intent of the parties that the substantive law of the State of Illinois govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Northern District of Illinois or in the Circuit Court of DuPage County, Illinois, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum. Each party hereto hereby waives any right it may have in the future to a jury trial in connection with any legal action, proceeding controversy or claim between the parties arising out of or relating to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

First Trust Exchange-Traded Fund VI on behalf of its series, First Trust SMID Growth Strength ETF

/s/ James M. Dykas
By:	James M. Dykas
Title:	President and CEO

FIRST TRUST PORTFOLIOS L.P.

/s/ James M. Dykas
By:	James M. Dykas
Title:	Chief Financial Officer